UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GTx, Inc.
 (Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

40052B108
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of the securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40052B108

1	NAMES OF REPORTING PERSONS
Formanek Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
7,750,213 shares (1)

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
7,750,213 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,750,213 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 4,050,213 shares of GTx, Inc. common stock, par value $0.001 per share (the “Common Stock”), owned by the Formanek Investment Trust (the “Trust”).  Also includes 3,700,000 shares of Common Stock issuable upon the exercise of warrants (the “Warrants”), which the Trust purchased in November 2014 and which are deemed to be beneficially owned by the Trust pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended.  Peter R. Formanek, Jonathan P. Formanek and Walter Rotchild are trustees of the Trust and share voting and dispositive power with respect to shares of the Common Stock and Warrants owned by the Trust.

(2)  Based on 140,374,112 shares of Common Stock outstanding as of November 3, 2015, as reported in the GTx, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 9, 2015, and assumes the exercise of the Warrants.

CUSIP No. 40052B108

1	NAMES OF REPORTING PERSONS
Peter R. Formanek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
89,646 shares (1)

	6	SHARED VOTING POWER
7,806,859 shares (2)

	7	SOLE DISPOSITIVE POWER
89,646 shares (1)

	8	SHARED DISPOSITIVE POWER
7,806,859 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,896,505 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.48% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Includes 89,646 shares of Common Stock owned by various trusts of which Peter R. Formanek is the sole trustee.

(2)  Includes 4,050,213 shares of Common Stock held by the Trust and 3,700,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Trust.  Peter R. Formanek is a co-trustee of the Trust and shares voting and dispositive power with respect to the Common Stock and Warrants owned by the Trust.  Also includes 56,646 shares of Common Stock owned by various trusts or accounts of which Peter R. Formanek is a co-trustee or over which he shares investment authority.

(3)  Based on 140,374,112 shares of Common Stock outstanding as of November 3, 2015, as reported in the GTx, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 9, 2015, and assumes the exercise of the Warrants.

CUSIP No. 40052B108

1	NAMES OF REPORTING PERSONS
Jonathan P. Formanek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
7,750,213 shares (1)

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
7,750,213 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,750,213 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Includes 4,050,213 shares of Common Stock held by the Trust and 3,700,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Trust.  Jonathan P. Formanek is a co-trustee of the Trust and shares voting and dispositive power with respect to the Common Stock and Warrants owned by the Trust.

(2)  Based on 140,374,112 shares of Common Stock outstanding as of November 3, 2015, as reported in the GTx, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 9, 2015, and assumes the exercise of the Warrants.

CUSIP No. 40052B108

1	NAMES OF REPORTING PERSONS
Walter Rotchild

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
7,750,213 shares (1)

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
7,750,213 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,750,213 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.38% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  Includes 4,050,213 shares of Common Stock held by the Trust and 3,700,000 shares of Common Stock issuable upon the exercise of the Warrants owned by the Trust.  Walter Rotchild is a co-trustee of the Trust and shares voting and dispositive power with respect to the Common Stock and Warrants owned by the Trust.

(2)  Based on 140,374,112 shares of Common Stock outstanding as of November 3, 2015, as reported in the GTx, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 9, 2015, and assumes the exercise of the Warrants.

Item 1.

(a)  Name of Issuer

GTx, Inc. (the “Issuer”)

(b)  Address of Issuer’s Principal Executive Offices

175 Toyota Plaza, 7th Floor
Memphis, Tennessee 38103

Item 2.

(a)  Name of Person Filing

Formanek Investment Trust (the “Trust”)
Peter R. Formanek (“Mr. P. Formanek”)
Jonathan R. Formanek (“Mr. J. Formanek”)
Walter Rotchild (“Mr. Rotchild”)

(b)  Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Trust is:

Formanek Investment Trust
6075 Poplar Avenue
Suite 726
Memphis, Tennessee 38119

The address of the principal business office of Mr. P. Formanek is:

Peter R. Formanek
c/o Formanek Investment Trust
6075 Poplar Avenue
Suite 726
Memphis, Tennessee 38119

The address of the principal business office of Mr. J. Formanek is:

Jonathan P. Formanek
c/o Formanek Investment Trust
6075 Poplar Avenue
Suite 726
Memphis, Tennessee 38119

The address of the principal business office of Mr. Rotchild is:

Walter Rotchild
c/o Formanek Investment Trust
6075 Poplar Avenue
Suite 726
Memphis, Tennessee 38119

(c)  Citizenship

The Trust is a trust governed under the laws of the State of Texas.

Messrs. P. Formanek, J. Formanek and Rotchild are citizens of the United States.

(d)  Title of Class of Securities

Common Stock, par value $0.001 (the “Common Stock”)

(e)  CUSIP Number

40052B108

Item 3.

Not applicable.

Item 4.	Ownership.

(a)  Amount beneficially owned:

Trust:  7,750,213

Mr. P. Formanek:  7,896,505

Mr. J. Formanek:  7,750,213

Mr. Rotchild:  7,750,213

(b)  Percent of class:

Trust:  5.38%

Mr. P. Formanek: 5.48%

Mr. J. Formanek:  5.38%

Mr. Rotchild:  5.38%

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

Trust:  0

Mr. P. Formanek:  89,646

Mr. J. Formanek:  0

Mr. Rotchild:  0

(ii)  Shared power to vote or to direct the vote:

Trust:  7,750,213

Mr. P. Formanek:  7,806,859

Mr. J. Formanek:  7,750,213

Mr. Rotchild:  7,750,213

(iii)  Sole power to dispose or to direct the disposition of:

Trust:  0

Mr. P. Formanek:  89,646

Mr. J. Formanek:  0

Mr. Rotchild:  0

(iv)  Shared power to dispose or to direct the disposition of:

Trust:  7,750,213

Mr. P. Formanek:  7,806,859

Mr. J. Formanek:  7,750,213

Mr. Rotchild:  7,750,213

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 2016		FORMANEK INVESTMENT TRUST

		By:	/s/ Peter R. Formanek
Name: Peter R. Formanek
Title: Trustee

/s/ PETER R. FORMANEK
PETER R. FORMANEK

/s/ JONATHAN P. FORMANEK
JONATHAN P. FORMANEK

/s/ WALTER ROTCHILD
WALTER ROTCHILD

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of date written below.

Date:	February 8, 2016		FORMANEK INVESTMENT TRUST

		By:	/s/ Peter R. Formanek
Name: Peter R. Formanek
Title: Trustee

/s/ PETER R. FORMANEK
PETER R. FORMANEK

/s/ JONATHAN P. FORMANEK
JONATHAN P. FORMANEK

/s/ WALTER ROTCHILD
WALTER ROTCHILD